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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 8)*

American International Group, Inc.
(Name of Issuer)

Common Stock, $2.50 par value
(Title of Class of Securities)

026874784
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

42,232,265

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

44,285,985

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,285,985

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.6%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

42,232,265

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

44,285,985

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,285,985

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.6%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

40,432,939

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

40,432,939

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,432,939

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.9%

14.	TYPE OF REPORTING PERSON

IV

CUSIP No.	026874784

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on September 17, 2010.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their investment in the Shares on a continual basis.  Except as set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors (the "Board"), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

The Reporting Persons intend to engage in discussions with the Issuer's management, Board and shareholders regarding the Issuer's capital structure.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 44,285,985 Shares (31.6%) of the Issuer, the Fund may be deemed to be the beneficial owner of 40,432,939 Shares (28.9%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 44,285,985 Shares (31.6%) of the Issuer, based upon the 140,029,615 Shares outstanding.*

Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Fairholme has the shared power to vote or direct the vote of 42,232,265 Shares, the Fund has the shared power to vote or direct the vote of 40,432,939 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 42,232,265 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Fairholme has the shared power to dispose or direct the disposition of 44,285,985 Shares, the Fund has the shared power to dispose or direct the disposition of 40,432,939 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 44,285,985 Shares to which this filing relates.

The trading dates, number of Shares purchased and the price per share for all transactions effected in the Shares since the 13D filed on December 14, 2010 by the Reporting Persons are set forth in Exhibit B and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

* This amount reflects the total outstanding shares reported by the Issuer on December 10, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on September 29, 2010.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement attached to the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons since the 13D that was filed on December 14, 2010 is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2011
(Date)

Bruce R. Berkowitz

By: /s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By: /s/ Bruce R. Berkowitz
Title: Managing Member

Fairholme Funds, Inc.

By: /s/ Bruce R. Berkowitz
Title: President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit B

Transaction	Date	Shares	Price

Transactions in Common Shares

Accounts Managed by Fairholme Capital Management, L.L.C.

Sale*	12/20/2010	1,338	$53.14
Sale*	12/21/2010	2,938	$54.86
Sale*	12/22/2010	947	$56.61
(1)	12/31/2010	3,117	(1)

*The securities were held in an account managed by Fairholme Capital Management, L.L.C. ("Fairholme") and were sold pursuant to an investment management agreement that was terminated. Accordingly, Fairholme and Mr. Berkowitz are no longer deemed to be the beneficial owners of such securities.

(1) These shares were held in an account managed by Fairholme Capital Management, L.L.C. pursuant to an investment management agreement that was terminated. Accordingly, Fairholme Capital Management, L.L.C. and Bruce R. Berkowitz are no longer deemed to be beneficial owners of such securities.

SK 22146 0001 1160691